July 16, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Benjamin Holt/ Ms. Dorrie Yale

Re:	La Rosa Holdings Corp.
Amendment No. 2 to Registration Statement on Form S-1 Filed July 3, 2024
File No. 333-278901

Dear Mr. Holt and Ms. Yale:

On behalf of La Rosa Holdings Corp. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter, dated July 12, 2024, regarding the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Form S-1” or the “Registration Statement”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Form S-1.

Amendment No. 2 to the Registration Statement on Form S-1 filed July 3, 2024

General

1.	We acknowledge your response to our prior comment 1. We note your statement that your calculations contemplate the fact that the conversion price would be adjusted in the event you fail to pay an Amortization Payment when due under the respective notes. In this regard, we note the number of shares of common stock you are registering for resale includes an amount that is nearly two times the number of shares currently issuable upon conversion of the Convertible Notes. Please tell us how including such a potential event in your calculations reflect a good-faith estimate of the maximum number of shares that may be issued on conversion.

Response:

The Company respectfully advises the Staff that the Company has made a good-faith estimate of the maximum number of shares that it may issue upon conversion of the February 2024 Convertible Note (“February Note”) and the April 2024 Convertible Note (“April Note”) based on principal and accrued interest outstanding as of July 3, 2024, the maturity date of both notes, and a maximum conversion price of such notes, which was based on the Market Price, defined in each note as 85% of the lowest Volume Weighted Average Price (VWAP) recorded on any trading day in the five trading days preceding the conversion date of the respective note.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036 T (212)

930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

The Company used the Market Price for their estimation in good faith due to the following reasons:

-	it is a smaller reporting company with a limited operating history, which has incurred recurring net losses, the Company’s operations have not provided net positive cash flows;

-	the Company’s independent registered public accounting firm’s report for the fiscal year ended December 31, 2023 contains an explanatory paragraph that expresses substantial doubt about its ability to continue as a “going concern”;

-	the Company did not close on the underwritten public offering as contemplated by the Company’s registration statement on Form S-1 (File No. 333-280124) filed with the SEC on June 11, 2024, and withdrawn on June 16, 2024, the proceeds of which were supposed to be used for repayment of the notes;

-	Section 3.22 of February Note and April Note and Section 2(a) of the Registration Rights Agreements between the Company and the Selling Stockholder require the registration of the securities at then prevailing market prices and not at the fixed conversion price of the notes and such terms were negotiated in good faith based on arm-length discussions.

In accordance with the guidance provided by the SEC’s Division of Corporate Finance Compliance and Disclosure Interpretation (“C&DI”) 139.10, an issuer registering shares on behalf of a selling stockholder “must make a good-faith estimate of the maximum number of shares that it may issue on conversion to determine the number of shares to register for resale.” As noted above, the Company is of the position that it has made a good-faith estimate of the “maximum number” of shares that it may issue on conversion of the February Note and the April Note when determining the number of shares of common stock for resale on behalf of the Selling Stockholder pursuant to the Registration Statement.

As also noted in C&DI 139.10, “the selling securityholder information in the registration statement, at the time of effectiveness, must include the total number of shares of common stock that each selling securityholder intends to sell (based on current market price if there is a floating conversion rate tied to market price), regardless of any contractual or other restriction on the number of securities a particular selling securityholder may own at any point in time.” (Emphasis mine.) The Company hereby asserts that it has registered the total number of shares of common stock that the Selling Stockholder intends to sell, which has been determined based on the current market price rather than the fixed conversion price in the convertible notes referenced above and irrespective of the beneficial ownership limitations set forth in such convertible notes. The Company believes that registering the maximum number of shares issuable upon the conversion of the notes based on the Market Price ensures that the Registration Statement accurately reflects the potential market-driven fluctuations in share quantity, thereby aligning the total number of shares intended for sale by the Selling Stockholder is grounded in market realities at the time of conversion of the notes.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-661-5203.

Sincerely,

/s/ Philip Magri
Philip Magri, Esq.
Sichenzia Ross Ference Carmel LLP

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036 T (212)

930-9700 | F (212) 930-9725 | WWW.SRFC.LAW